December 20, 2024

Bala Padmakumar
Chief Executive Officer and Chairman
ChampionsGate Acquisition Corporation
419 Webster Street
Monterey, CA 93940

        Re: ChampionsGate Acquisition Corporation
            Registration Statement on Form S-1
            Filed December 9, 2024
            File No. 333-283689
Dear Bala Padmakumar:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.

Registration Statement on Form S-1 filed December 9, 2024
Conflicts of Interest, page 33

1. We note your response to prior comment 5 and reissue. Please further revise to describe conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your officers, directors, insiders, or their affiliates, as referenced on page 13. See
Item 1602(b)(7) of
       Regulation S-K.
Risk Factors
Before a prospective target business is identified or the initial business combination is consummated, our Sponsor Holdco, sponsor . . ., page 43

2. We note your response to prior comment 8. Please expand your risk factor disclosure to address the consequences of such change or divestment to the company's ability to
 December 20, 2024
Page 2

       consummate an initial business combination, including that any replacement sponsor or management could have difficulty finding a target.
Principal Shareholders, page 131

3. Please revise the narrative disclosure preceding the table to disclose the percentage of your public units that may be purchased by the non-managing HoldCo investors.
Exhibits

4.     We refer to the investment management trust agreement filed as Exhibit
10.2. Please
       revise for consistency with the Nasdaq Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A states that "[o]n the
       Consummation Date (i) counsel for the Company shall deliver to you written
       notification that the Business Combination has been consummated, or will be
       consummated substantially, concurrently with your transfer of funds . . .. ." However,
       Nasdaq Rule IM-5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . ." It is unclear how the release of funds earlier than the
       consummation of the initial business combination would comport with this listing standard.
General

5. Please revise, where appropriate, to describe the exclusive forum provision of each of your amended and restated memorandum and articles of association and your rights agreement, including to describe any risks or other impacts on investors and to address uncertainty about enforceability.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Arila E. Zhou, Esq.